November 20, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-6010

Attn:                    Pamela Long

Leland Benton

Era Anagnosti

Re:                             Neff Corporation

Registration Statement on Form S-1

File No. 333-198559

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned hereby join in the request of Neff Corporation that the effective date of the above-referenced Registration Statement be accelerated by the Securities and Exchange Commission (the “Commission”) so that the Registration Statement, as then amended, will become effective under the Securities Act at 2:00 p.m. ET on November 20, 2014 or as soon thereafter as practicable.

In connection with the Preliminary Prospectus distribution for the above-mentioned issue, the undersigned are, and the prospective underwriters have confirmed that they are, complying with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

The following information with respect to the distribution of the Preliminary Prospectus dated November 10, 2014 is furnished pursuant to Rule 460 of the Rules and Regulations of the Commission under the Securities Act, in connection with the request for acceleration of the effective date of the Registration Statement.

The undersigned have effected approximately the following distribution of copies of the Preliminary Prospectus, dated November 10, 2014, through the date hereof:

Preliminary Prospectus, dated November 10, 2014:

5,470 copies were distributed to prospective underwriters, institutional investors, dealers and others.

Yours truly,

MORGAN STANLEY & CO. LLC
JEFFERIES LLC

As Representatives of the Several Underwriters

By: Morgan Stanley & Co. LLC

By:	/s/ LAUREN GARCIA BELMONTE
	Name:	Lauren Garcia Belmonte
	Title:	Vice President

By: Jefferies LLC

By:	/s/ ASHLEY DELP WALKER
	Name:	Ashley Delp Walker
	Title:	Managing Director

[Signature Page—Underwriters’ Acceleration Request]